UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                    CKX, INC.
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                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    12562M106
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                     (CUSIP Number of Class of Securities)

                                                     with a copy to:
          HOWARD TYTEL, ESQ.                         ALAN I. ANNEX, ESQ.
          C/O CKX, INC.                              GREENBERG TRAURIG, LLP
          650 MADISON AVENUE, 16TH FLOOR             200 PARK AVENUE
          NEW YORK, NEW YORK 10022                   NEW YORK, NEW YORK 10166
          TEL. NO.: (212) 838-3100                   TEL. NO.: (212) 801-9200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 4, 2006
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 12562M106                SCHEDULE 13D/A                    Page 2 of 6
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         1.  NAME OF REPORTING PERSON: HOWARD J. TYTEL

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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             2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)    [_]
                                                              (b)    [_]
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         3.  SEC USE ONLY

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         4.  SOURCE OF FUNDS
             AF

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         5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                    [_]

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         6.  CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

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               NUMBER OF                7.       SOLE VOTING POWER
                SHARES                           -0-
             BENEFICIALLY         ----------------------------------------------
               OWNED BY                 8.       SHARED VOTING POWER
            EACH REPORTING                       2,934,844(1) (SEE ITEM 5)
                PERSON            ----------------------------------------------
                 WITH                   9.       SOLE DISPOSITIVE POWER
                                                 -0-
                                  ----------------------------------------------
                                       10.      SHARED DISPOSITIVE POWER
                                                 2,934,844(1) (SEE ITEM 5)
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         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,934,844(1)

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         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

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         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% OF
             COMMON STOCK(2)

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         14. TYPE OF REPORTING PERSON
             IN
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(1) Includes: (i) 2,388,771 shares of common stock owned of record by Mr. Tytel and Sandra Tytel, Mr. Tytel's spouse, as tenants in common with rights of survivorship; (ii) 126,811 shares of common stock underlying presently exercisable warrants issued to Mr. Tytel and Sandra Tytel, Mr. Tytel's spouse, as tenants in common with rights of survivorship; (iii) 361,354 shares of common stock owned of record by the Sandra Tytel 1998 Trust for the benefit of Jennifer Tytel; and (iv) 57,908 shares of common stock underlying presently exercisable warrants issued to the Sandra Tytel 1998 Trust for the benefit of Jennifer Tytel. All of the outstanding warrants issued to Mr. Tytel and Sandra Tytel, Mr. Tytel's spouse, as tenants in common with rights of survivorship, and to the Sandra Tytel 1998 Trust for the benefit of Jennifer Tytel expire on February 7, 2007.
(2) Based on 92,350,988 shares of Common Stock of CKX, Inc. outstanding on December 21, 2005.


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


                                 SCHEDULE 13D/A

                                INTRODUCTORY NOTE

         This Amendment No. 1 (this "Statement") amends the Schedule 13D originally filed by Robert F.X. Sillerman ("Sillerman"), Sillerman Commercial Holdings Partnership L.P. (the "Partnership"), Howard J. Tytel ("Tytel"), Mitchell J. Slater ("Slater") and Thomas P. Benson ("Benson"), on February 11, 2005 (the "Original 13D"). Tytel (the "Reporting Person") is filing this Statement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Original 13D. Unless specifically amended hereby, the disclosures set forth in the Original 13D shall remain unchanged.

         For the convenience of the Reporting Person, Sillerman, the Partnership, Slater and Benson, each of these filers has determined to report their beneficial ownership of common stock, $.01 par value (the "Common Stock") of CKX, Inc., a Delaware corporation ("CKX" or the "Issuer") independently of each other. Accordingly, this Statement is not being filed to report any acquisition or disposition of Common Stock, but among other things to remove Sillerman, the Partnership, Slater and Benson as "Reporting Persons" for purposes of this Statement. Messers. Sillerman (together with the Partnership), Slater and Benson will each file a Schedule 13D independent of this Statement with respect to their beneficial ownership of Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND

         ITEM 2 OF THE ORIGINAL 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

         (a) This statement is being filed by the Reporting Person.

         (b) The Reporting Person has his principal office at c/o CKX, Inc., 650 Madison Avenue, 16th Floor, New York, New York 10022.

         (c) The principal business of the Reporting Person is his present occupation as the Senior Executive Vice President and Director of Legal and Governmental Affairs of the Issuer.

         (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) The Reporting Person is a United States citizen.


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


ITEM 4.  PURPOSE OF TRANSACTION

         ITEM 4 OF THE ORIGINAL 13D IS HEREBY AMENDED BY ADDING THE FOLLOWING PARAGRAPH TO THE END OF SUCH DISCLOSURE:

         The Reporting Person, in part, caused the Issuer to undertake and complete a public offering of 20,000,000 shares of Common Stock on June 21, 2005. On or before June 24, 2005, the Issuer sold an additional 3,000,000 shares of Common Stock pursuant to an over-allotment option granted to the underwriters in connection with the June 21, 2005 public offering.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         ITEM 5 OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

         (a) The Reporting Person beneficially owns: (i) 2,388,771 shares of common stock owned of record by Mr. Tytel and Sandra Tytel, Mr. Tytel's spouse, as tenants in common with rights of survivorship; (ii) 126,811 shares of common stock underlying presently exercisable warrants issued to Mr. Tytel and Sandra Tytel, Mr. Tytel's spouse, as tenants in common with rights of survivorship;
(iii) 361,354 shares of common stock owned of record by the Sandra Tytel 1998 Trust for the benefit of Jennifer Tytel; and (iv) 57,908 shares of common stock underlying presently exercisable warrants issued to the Sandra Tytel 1998 Trust for the benefit of Jennifer Tytel, which in the aggregate represents approximately 3.2% of the Common Stock of the Issuer based on 92,350,988 shares of Common Stock outstanding on December 21, 2005 (and the 184,719 shares of Common Stock that may be acquired by Mr. Tytel and Sandra Tytel, Mr. Tytel's spouse, as tenants in common with rights of survivorship, and the Sandra Tytel 1998 Trust for the benefit of Jennifer Tytel through the exercise of presently exercisable warrants). All of the outstanding warrants issued to Mr. Tytel and Sandra Tytel, Mr. Tytel's spouse, as tenants in common with rights of survivorship, and the Sandra Tytel 1998 Trust for the benefit of Jennifer Tytel expire on February 7, 2007.

         Except as disclosed in this Item 5(a), as of the date hereof, the Reporting Person does not beneficially own or have the right to acquire any Common Stock.

         The filing of this Statement shall not be construed as an admission by the Reporting Person that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by any other parties. The Reporting Person disclaims membership in a group with regard to the Common Stock for purposes of Section 13(d) of the Exchange Act.

         (b) Tytel has shared voting power and shared dispositive power with respect to 3,354,103 shares of Common Stock (including (A) 2,388,771 shares of Common Stock, (B) 126,811 shares of Common Stock that may be acquired through presently exercisable warrants issued to Tytel and Sandra Tytel, Tytel's spouse, as tenants in common with rights of survivorship, (C) 361,354 shares of Common Stock owned of record by the Sandra Tytel 1998 Trust for the benefit of Jennifer Tytel, and (D) 57,908 shares of Common Stock that may be


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


acquired through presently exercisable warrants issued to the Sandra Tytel 1998 Trust for the benefit of Jennifer Tytel. Ms. Tytel's address is 100 Oyster Bay Road, Mill Neck, New York 11765, her present principal occupation is charity work, and she is a United States citizen.

         The Reporting Person has not, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

         The Reporting Person has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (c) Except as described herein and as previously described in this Item 5 and in Item 3 and Item 4 above, no transactions in the Common Stock have been effected by the Reporting Person during the last 60 days.

         (d) To the knowledge of the Reporting Person, only the Reporting Person and the other persons or entities listed in response to this Item 5 and in response to Item 2 above will have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Person.

         (e) As of the date hereof, the Reporting Person is reporting that he beneficially owns less than 5% of the outstanding shares of Common Stock of the Issuer.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 4, 2006

                                            /s/ Howard J. Tytel
                                           -----------------------------
                                                HOWARD J. TYTEL



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